BIOHEART, INC.
January 28, 2009
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sasha Singh Parikh, Staff Accountant
Mail Stop 6010
Bioheart, Inc.
Current Report on Form 8-K
Filed January 20, 2009
File No. 1-33718
Dear Ms. Parikh:
I, Howard J. Leonhardt, Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 22, 2009, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 1 to Form 8-K (the “Amendment”) showing the changes from the Form 8-K dated January 13, 2009 and filed with the Commission on January 20, 2009 is attached for your reference. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter.
Form 8-K filed January 20, 2009
1.     Please revise the filing to specify the period “through the date of this current report on Form 8-K” as the “interim period through January 13, 2009”. Your current disclosure does not specify a period.
RESPONSE:     The Company has revised its disclosures in the Amendment to specify the period “through the date of this current report on Form 8-K” as the “interim period through January 13, 2009.”
2.     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Securities and Exchange Commission
January 28, 2009

RESPONSE:     As a result of the changes to the Form 8-K to comply with the Staff’s comments, the Company has obtained an updated letter from the former accountant stating whether the accountant agrees with the statements made in the Amendment and filed the letter as Exhibit 16.1 to the Amendment.
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In addition, the Company acknowledges that:
     *     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     *     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     *     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          Any comments or questions regarding the foregoing should be directed to me at (954) 835-1500. Thank you very much for your assistance with this matter.

Sincerely,
/s/ Howard J. Leonhardt
Howard J. Leonhardt